bergankdv

Morari, Inc.

Financial Statements

December 31, 2021 and 2020

Morari, Inc.
Table of Contents

Independent Accountant's Review Report 1

Financial Statements

Balance Sheets 2

Statements of Operations 3

Statements of Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Independent Accountant's Review Report

Board of Directors
Morari, Inc.
Maple Grove, Minnesota

We have reviewed the accompanying financial statements of Morari, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Morari, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BerganKDV, Ltd.

Cedar Rapids, Iowa
September 12, 2022

Morari, Inc.
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current asset		
Cash	$ 742,398	$ 298,573
Intangible asset	49,856	16,768
Total assets	$ 792,254	$ 315,341
Liability and Stockholders' Equity		
Current liability		
Accounts payable	$ 364	$ 15,490
Stockholders' equity	791,890	299,851
Total liability and stockholders' equity	$ 792,254	$ 315,341

Morari, Inc.
Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Operating expenses		
Research and development	$ 210,350	$ 161,047
General and administrative expenses	196,802	147,866
Marketing	38,309	28,107
Total operating expenses	445,461	337,020
Net loss	$ (445,461)	$ (337,020)

See notes and accountant's report.

Morari, Inc.
Statements of Stockholders' Equity
Years Ended December 31, 2021 and 2020

	Common Stock		Preferred Stock						
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	SAFE	Accumulated Deficit	Members' Deficit	Total
Balance, December 31, 2019	-	$ -	-	$ -	$ -	$ -	$ -	$ (13,179)	$ (13,179)
Conversion to corporation	5,000,000	50	-	-	-	-	(13,179)	13,179	50
Issuance of preferred stock	-	-	565,216	6	649,994	-	-	-	650,000
Net loss	-	-	-	-	-	-	(337,020)	-	(337,020)
Balance, December 31, 2020	5,000,000	50	565,216	6	649,994	-	(350,199)	-	299,851
Issuance of SAFE	-	-	-	-	-	937,500	-	-	937,500
Net loss	-	-	-	-	-	-	(445,461)	-	(445,461)
Balance, December 31, 2021	5,000,000	$ 50	565,216	$ 6	$ 649,994	$ 937,500	$ (795,660)	$ -	$ 791,890

Morari, Inc.
Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash Flows - Operating Activities		
Net loss	$ (445,461)	$ (337,020)
Adjustments to reconcile net loss to net cash flows - operating activities		
Changes in operating assets and liabilities		
Accounts payable	(15,126)	2,352
Net cash flows - operating activities	(460,587)	(334,668)
Cash Flows - Investing Activity		
Acquisition of intangibles assets	(33,088)	(16,768)
Cash Flows - Financing Activities		
Issuance of common stock	-	50
Issuance of preferred stock	-	641,548
Issuance of SAFE	937,500	-
Net cash flows - financing activities	937,500	641,598
Net change in cash	443,825	290,162
Cash		
Beginning of year	298,573	8,411
End of year	$ 742,398	$ 298,573
Supplemental Schedule of Noncash Financing Activities		
Related party advances converted to preferred stock	$ -	$ 8,452

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Morari, Inc. (the Company), is a Delaware corporation based in Maple Grove, Minnesota. The Company is primarily engaged in the development of a wearable technologies that address unmet needs in the sexual health and wellness market. The Company has developed a chemical-free wearable patch for the treatment of premature ejaculation (PE). PE is the most prevalent male sexual dysfunction, estimated to affect 30% of men worldwide. In the absence of PE, an additional 40% of men would prefer to last longer. The Company has completed proof of concept testing, developed a bluetooth enabled prototype, completed an early feasibility study, and filed several patents for a wearable treatment solution.

The Company's product is based on existing technologies; however, the commercialization success depends on regulatory approvals and timeliness of those approvals. A key step that the Company will take is to submit the product to the U.S. Food and Drug Administration (FDA) to obtain safety clearance.

The Company has had formal communications with the FDA on its testing plan and intended product use. These communications resulted in agreement on the Company's planned approach. The Company is in the process of raising capital to fund remaining product development activities, complete regulatory testing, gain regulatory approvals, hire key positions, and prepare for product launch.

During 2020, the Company converted from a limited liability company to a corporation.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, the Company's cash is in excess of the FDIC limit.

Intangible Assets

The Company's intangible assets consist of patents with a gross carrying cost of $49,856 and $16,768 as of December 31, 2021 and 2020, respectively. As of December 31, 2021, all of the Company's patents applications are pending, therefore, the Company did not begin amortization.

Research and Development

Expenditures for research activities relating to product development are charged to expense as incurred. Such expenditures amounted to $210,350 and $161,047 for the years ended December 31, 2021 and 2020, respectively.

Advertising

Advertising costs are charged to expense when incurred and totaled $38,309 and $28,107 for the years ended December 31, 2021 and 2020, respectively.

NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Income taxes consist of deferred taxes related primarily to differences between the basis of intangible assets. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The Company accounts for any interest and penalties related to IRS assessments as income tax expense. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.

Subsequent Events

Management has evaluated subsequent events through September 12, 2022, the date which the financial statements were available for issue. See Note 2 for additional SAFE agreements issued subsequent to December 31, 2021 year end.

NOTE 2 – STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock is entitled to one vote and has a par value of $0.00001 per share. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of preferred stock outstanding. The Company was authorized to issue 10,000,000 shares of common stock as of December 31, 2021 and 2020.

Preferred Stock

Each share of preferred stock is entitled to one vote and has a par value of $0.00001 per share. Preferred stock is convertible to common stock at any time of the election of the holder, in accordance with the conversion provisions of the restated certificate of incorporation. In the event of a liquidation, the holders of preferred stock may elect either to receive their original investment plus any dividends declared but unpaid to the extent funds are available or to convert to common stock. The preferred stockholders also have other standard and customary protections with regards to new stock offerings and corporate transactions. The Company was authorized to issue 565,218 shares of preferred stock as of December 31, 2021 and 2020.

SAFE

During 2021, the Company issued Simple Agreement for Future Equity (SAFE) agreement totaling $937,500. In the event of an equity financing transaction before the termination of the agreement with the principal purpose of raising capital and the Company issues and sells preferred stock, the SAFE will automatically convert into the preferred stock equal to the purchase amount divided by the conversion price, which is defined as the greater of price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization or price per share of the Standard Preferred Stock sold in the equity financing multiplied by the discount price. In the event of a liquidity event before the termination of the SAFE, the SAFE holder will automatically be entitled to receive a portion of proceeds equal to the greater of the purchase amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. In the event of a dissolution event before the termination of the SAFE, the SAFE holder will be entitled to receive a portion of proceeds equal to the cash-out amount. The SAFE will automatically terminate immediately following the earliest of either the issuance of capital stock or payment of the amount due to the SAFE holder.

NOTE 2 – STOCKHOLDERS' EQUITY (CONTINUED)

SAFE (Continued)
Subsequent to December 31, 2021, the Company issued additional SAFE agreements totaling $62,500.

NOTE 3 – INCOME TAXES

Deferred tax assets consist of the following as of December 31, 2021 and 2020:

	2021	2020
Deferred tax assets		
Amortization	$ 266,000	$ 124,000
Less valuation allowance	(266,000)	(124,000)
Net deferred tax asset	$ -	$ -

The Company established a valuation allowance against all of its deferred tax assets. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2020, the Company converted $8,452 advanced to it by BGI Venture, LLC, a limited liability company with common ownership, during 2019 to preferred stock.